Exhibit 99.4

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on December 21, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 If you would like to vote in person, please attend the Annual General Meeting to be held on December 23, 2025 Singapore Time immediately following the meeting of shareholders of Class B ordinary shares (December 22, 2025 Eastern Time) in person only at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting of Shareholders - Class A & B Proxy Card - NetClass Technology Inc DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE AND “FOR" ALL LISTED PROPOSALS. Proposal One - Reappointment of Directors By an ordinary resolution, to re-appoint Jianbiao Dai, Lina Chen, Xianghong Zhou, Angel Colon, and Xiao Fu to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association. WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Jianbiao Dai 02 Lina Chen 03 Xianghong Zhou 04 Angel Colon 05 Xiao Fu Proposal Two By an ordinary resolution, to approve the appointment of Wei, Wei &Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ended on September 30, 2025. FOR AGAINST ABSTAIN Proposal Three By a special resolution, subject to approval by the holders of class A ordinary shares of a par value of $0.00025 each of the Company (the “Class A Ordinary Shares”) and the holders of class B ordinary shares of a par value of $0.00025 each of the Company (the “Class B Ordinary Shares”) of the change of voting rights, to approve the increase of the voting rights attached to the Class B Ordinary Shares from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A (the “Change of Voting Rights”). FOR AGAINST ABSTAIN Proposal Four By a special resolution, subject to approval by the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares of the Change of Voting Rights, to adopt the Restated M&A in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, to (i) implement the Change of Voting Rights and (ii) incorporate certain post-IPO language, corporate-governance provisions, and housekeeping amendments customary for a listed Cayman Islands exempted company, as more particularly described in the Restated M&A , and authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands. FOR AGAINST ABSTAIN Proposal Five By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Four. FOR AGAINST ABSTAIN (TO BE SIGNED ON REVERSE SIDE)

NETCLASS TECHNOLOGY INC ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 23, 2025 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 23, 2025 Material for this Meeting is available online at: https://ts.vstocktransfer.com/irhlogin/NETCLASSTECHNOLOGY DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The shareholder(s) hereby appoint(s) Mr. Jianbiao Dai as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares and Class B ordinary shares of NETCLASS TECHNOLOGY INC that the shareholder(s) is/are entitled to vote at the meeting of shareholders of Class A ordinary shares and Class B ordinary shares to be held on December 23, 2025 Singapore Time immediately following the meeting of shareholders of Class B ordinary shares (December 22, 2025 Eastern Time) in person only at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00